Exhibit 99.1

NEWS RELEASE

Contact:
Hugo Goldman
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

RETALIX SHAREHOLDERS APPROVE
STRATEGIC FINANCING TRANSACTION
BY VAST MAJORITY

– Transaction Expected to Close in November 2009 –

        Ra’anana, Israel, October 19, 2009 – Retalix® Ltd. (NASDAQ-GS: RTLX) ( “Retalix”), announced today that at its 2009 Annual Meeting of Shareholders held today, the Retalix shareholders voted to approve the private placement transaction contemplated by the share purchase agreement, dated September 3, 2009, between the Company and a group of investors comprised of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal. Holders of a total of 68.3% of the outstanding ordinary shares of Retalix voted on the transaction, of which 95.4% voted in favor. 56.2% of the shares held by non-interested shareholders voted on the transaction, of which 92.2% voted in favor.

        Mr. Ishay Davidi, the Chairman of the Board of Retalix, said: “On behalf of Retalix and the new investors, we are very pleased to have received this strong vote of confidence from the Retalix shareholders in this strategic transaction and in the new investors.”

        The proposals approved at the 2009 Annual Meeting of Shareholders were: (i) the re-election of the Company's incumbent directors, (ii) the re-appointment of the Company's independent auditors and (iii) the approval of the private placement share purchase agreement and related matters. The proposal regarding the adoption of a new equity incentive plan for U.S. tax purposes was not approved by the shareholders.

        The private placement transaction is expected to be consummated in November 2009. For information regarding the transaction, please see the proxy statement submitted by Retalix with the Securities and Exchange Commission on Form 6-K on September 21, 2009.

IMPORTANT NOTICES:

        THE SECURITIES OFFERED IN THE PRIVATE PLACEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

        THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE PRIVATE PLACEMENT INVESTORS HAVE NOT YET COMMENCED THE TENDER OFFER CONTEMPLATED BY THE PRIVATE PLACEMENT AGREEMENT. INVESTORS AND SHAREHOLDERS OF RETALIX ARE ENCOURAGED TO READ EACH OF THE TENDER OFFER STATEMENT OF THE INVESTORS AND THE RECOMMENDATION STATEMENT OF RETALIX WHEN EACH BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. INVESTORS AND SHAREHOLDERS MAY OBTAIN THE TENDER OFFER STATEMENT AND THE RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS AT NO CHARGE WHEN THEY ARE AVAILABLE ON THE SEC’S WEB SITE (WWW.SEC.GOV) AND AT NO CHARGE FROM RETALIX AND THE INVESTORS. RETALIX SHAREHOLDERS ARE URGED TO READ THESE MATERIALS, IF AND WHEN THEY BECOME AVAILABLE, CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER.

About Retalix

        Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,300 employees in its various subsidiaries and offices worldwide. The Company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

Safe Harbor for Forward-Looking Statements

        Certain statements in this press release, including but not limited to those relating to the proposed private placement transaction with the investors, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, “may increase”, “may fluctuate” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the private placement agreement, costs and potential litigation associated with the transaction, the inability to obtain, or meet specific conditions imposed for, applicable regulatory approvals relating to the transaction, the failure of any party to meet the closing conditions set forth in the private placement agreement, risks that the proposed transaction disrupts current plans and operations, the distraction of management and the Company resulting from the proposed transaction, and the risk factors discussed from time to time by the Company in reports filed or furnished with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F.

        In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events unless required by law.